UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	July	2023
Commission File Number	001-41356

Electra Battery Materials Corporation
(Translation of registrant’s name into English)

133 Richmond Street West, Suite 602 Toronto, Ontario, Canada M5H 2L3 (416) 900-3891
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT E

FORM OF COMPANY NOTIFICATION OF PAID-IN-STOCK INTEREST ELECTION

July 11, 2023

This notification is delivered to you, GLAS Trust Company LLC, as Trustee under the indenture dated February 13, 2023, among Electra Battery Materials Corporation (the “Company”), the guarantors party thereto, and the Trustee (as amended, supplemented, or otherwise modified from time to time, the “Indenture”) as well as the Holders, the Paying Agent, and the Conversion Agent (as defined in the Indenture), in connection with the Company’s option to elect to pay Paid-in-Stock Interest as set forth in Section 2.03 of the Indenture.
Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Indenture.

The undersigned Officer of the Company (the “Officer”) hereby certifies that the undersigned is authorized to execute this notification on behalf of the Company (and not in a personal capacity) and does hereby notify the Trustee and the Paying Agent, in the name and on behalf of the Company (and not in his personal capacity), that for the Interest Payment Date of August 15, 2023, the Company shall pay the interest on the Notes that will be due and payable on such Interest Payment Date by way of a Paid-in-Stock Payment.

As of the date hereof, the Company has a total of 35,635,073 shares of Common Stock issued and outstanding.

Any Holder that notifies the Company no later than two Trading Days prior to such Interest Payment Date that such Holder would be prevented from receiving any portion of a Paid-In-Stock Payment due to the application of the Beneficial Ownership Limitation (which notice shall promptly be given by the Company in writing to the Trustee and the Paying Agent) shall be paid interest on such Interest Payment Date in the form of cash.

Trent Mell

CEO

July 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corporation
(Registrant)

Date:	July 18, 2023	By:	/s/ Trent Mell
Name: Trent Mell
Title: Chief Executive Officer and Director